Mail Stop 3561

October 30, 2006

Via U.S. Mail

Harold E. Rolfe, Esq.
Senior Vice President,
General Counsel and Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

Re: **Hertz Global Holdings, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1
      Filed October 27, 2006
      File No. 333-135782

Dear Mr. Rolfe,

      We have the following comments in addition to the oral comments issued on October 27, 2006.

General

1. We note from public reports and your company website that you may have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. Your Form S-1 identifies operations in the Middle East but does not contain information relating specifically to operations in or contacts with Syria. Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through subsidiaries, licensees, affiliates and other direct and indirect arrangements.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Syria or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

   For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

   Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Syria, and any internal risk assessment undertaken in connection with business in Syria.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief - Legal

cc: Steven J. Slutzky, Esq.
        Debevoise & Plimpton LLP
        via facsimile: (212) 909-6836